

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
August 4, 2014

Via E-mail
Timothy A. Miller
Chief Executive Officer
Rally Software Development Corporation
3333 Walnut Street
Boulder, Colorado 80301

> Re: **Rally Software Development Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2014**
> **Filed April 11, 2014**
> **Schedule 14A Definitive Proxy Statement**
> **Filed May 9, 2014**
> **Form 8-K**
> **Filed June 5, 2014**
> **File No. 001-35868**

Dear Mr. Miller:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Stephen Krikorian

     Stephen Krikorian
     Accounting Branch Chief